Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 June 17, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 9402
                  FTP Travel and Destination Portfolio Series
                    CIK No. 1851133 File No. 333-255876; and


                                    FT 9403
                    Travel and Destination Portfolio Series
                      CIK No. 1851134 File No. 333-255885
                (each, a "Trust" and collectively the "Trusts")
--------------------------------------------------------------------------------

Dear Mr. Cowan:

    We received your additional comments regarding the Registration Statements for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

    1. PLEASE REVISE THE TRUST'S 80% TEST TO: (I) CHANGE "ACTIVELY" TO "PRINCIPALLY"; (II) CHANGE "CAN INCLUDE" TO "IS COMPRISED OF"; AND (III) REMOVE THE REFERENCE TO "MOVIES AND ENTERTAINMENT."

      Response: The prospectus will be revised in accordance with the Staff's comment.

    2. PLEASE ADD "(I.E., INVEST MORE THAN 25% OF TRUST ASSETS)" AFTER "CONCENTRATED" IN THE FINAL SENTENCE UNDER "OBJECTIVE."

      Response: The prospectus will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By /s/ Daniel J. Fallon
                                                      ________________________
                                                      Daniel J. Fallon